EXHIBIT 12.4

                 IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES
       RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                   (EXCLUDING CAPTIVE FINANCE SUBSIDIARIES)
                            (dollars in thousands)

                                         Three Months Ended                 Fiscal Year Ended September 30
                                                               -------------------------------------------------------
                                         December 31, 1997       1997         1996         1995       1994      1993
                                         -----------------     --------     --------     --------   --------  --------
Earnings
   Income from continuing operations$    $          24,673     $ 85,897    $ 140,656    $ 100,539  $ (11,351) $ 53,174
   Add:
     Loss from unconsolidated affiliate                                                              117,158     2,538
     Provision for income taxes                     19,671       65,931       85,512       63,938     32,904    34,621
     Fixed charges                                  23,931       92,738       59,514       42,138     32,389    25,707

                                          ----------------      -------     --------     --------   --------   -------
   Earnings, as adjusted     (A)         $          68,275     $244,566    $ 285,682    $ 206,615  $ 171,100  $116,040
                                          ================      =======     ========     ========   ========   =======

Fixed charges
   Other interest expense, including
     interest on capital leases          $          17,029     $ 47,453    $  37,179    $  21,672  $  16,118  $ 15,382
   Estimated interest component of
     rental expense                                  6,902       26,584       22,335       20,466     16,271    10,325
   Prepayment penalties on early
     extinguishment of debt                                      18,701
                                          ----------------      -------     --------     --------   --------   -------
   Total fixed charges                              23,931       92,738       59,514       42,138     32,389    25,707

   Preferred stock dividends, as adjusted            8,350       32,351       35,768       24,892     18,908    15,794
                                          ----------------      -------     --------     --------   --------   -------

   Total fixed charges and preferred
     stock dividends         (B)         $          32,281     $125,089    $  95,282    $  67,030  $  51,297  $ 41,501
                                          ================      =======     ========     ========   ========   =======

Ratio of earnings to fixed charges
          (A) divided by (B)                           2.1 (1)      2.0 (2)      3.0 (3)      3.1        3.3       2.8
                                                       ---          ---          ---          ---        ---       ---

(1) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the three months ended December 31, 1997 is 2.7.

(2) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1997 is 3.0.

(3) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1996 is 3.2.